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                                                           SEC File Number
                                                               1-9859
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                                                             CUSIP Number
                                                             723643 30 0
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                  (Check One):

(Check One):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K
              [ ] Form 10-Q    [ ] Form N-SAR

         For Period Ended: December 31, 2001

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_____________

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         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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         Full Name of Registrant                Pioneer Companies, Inc.

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         Former Name if Applicable              N/A

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         Address of Principal Executive Office
         (Street and Number)                    700 Louisiana Street, Suite 4300

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         City, State and Zip Code               Houston, Texas 77002

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PART II - RULES 12b-25(b) AND (c)

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[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On December 31, 2001, Pioneer Companies, Inc. and its subsidiaries (collectively, the "Company") emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code and from proceedings under Canada's Companies Creditors' Arrangement Act. The implementation of the United States plan of reorganization and the Canadian plan of arrangement has been complex and time-consuming and application of fresh start accounting in a cross-border context presented difficulties, all of which have been and are being addressed by an accounting staff that is reduced in size as a result of the Company's financial difficulties. In addition, certain derivative transactions require accounting treatment that is based on an analysis of current and future electric power markets, as well as the cooperation of an unrelated party in assessing contractual rights and obligations. As a result of the foregoing, the Company has not been able to finalize the information necessary to allow the completion of the Company's financial statements. Because of the delays in preparing the financial statements, the Company does not have sufficient time to meet its filing requirements for Form 10-K and to complete the consolidated financial/accounting requirements by the due date without unreasonable effort or expense. The Company will file its Form 10-K within the period prescribed by Rule 12b-25(b).


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

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PART IV - OTHER INFORMATION

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         (1)  Name and telephone number of person to contact in regard to this notification

              Kent Stephenson           (713)                570-3200
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                  (Name)             (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates reporting net income of approximately $160 million in fiscal year 2001 compared to a net loss of $105.6 million in fiscal year 2000. The significant change in results is due primarily to the effects of the Company's initiation of proceedings under Chapter 11 of the United States Bankruptcy Code and under Canada's Companies Creditors' Arrangement Act during 2001, and the implementation of the United States plan of reorganization and Canadian plan of arrangement that were effective on December 31, 2001. Those effects include significant adjustments related to the application of fresh start accounting, an extraordinary gain from extinguishing indebtedness, a decrease in interest expense, and costs incurred in connection with the reorganization. However, the 2001 results will also include a significant unrealized loss on certain derivatives that were effected in 2001, and the determination of the fair value of those derivatives as of December 31, 2001, is still subject to review; the outcome of such determination could substantially affect the amount of net income that is reported for the year ended December 31, 2001.

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

                             Pioneer Companies, Inc.
                         -------------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 2, 2002                     By: /s/ Kent R. Stephenson
                                            ------------------------------------
                                             Kent R. Stephenson
                                             Vice President, General Counsel and
                                             Secretary


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